PURAMED BIOSCIENCE INC.
1326 SCHOFIELD AVENUE
SCHOFIELD, WI 54473

February 11, 2013

Via E-mail
Jeffrey P. Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PuraMed Bioscience Inc.
Registration Statement on Form S-1
Filed January 25, 2013
File No. 333-186212

Dear Mr. Riedler:

By letter dated February 7, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided PuraMed Bioscience Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1 filed on January 25, 2013 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comment.  For your convenience, the comment is listed below, followed by the Company’s response.

Plan of Distribution, page 20

1.	Please expand your disclosure to specifically state that the Selling Security Holder’s obligations under the Equity Agreement are not transferrable.

Response:

The Company addressed the foregoing comment by adding the following sentence as the last sentence of the last paragraph on page 20:

“The Selling Security Holder’s obligations under the Equity Agreement are not transferrable.”

Further the Company acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Russell W. Mitchell
Russell W. Mitchell
Chief Executive Officer
PuraMed Bioscience Inc.